Exhibit 99.1

NICE Systems to Share Insights into Optimizing Customer
Interactions at Gartner Customer Strategies and
Technologies Summit

RA’ANANA, ISRAEL, June 7, 2012, NICE (NASDAQ: NICE) today announced its participation in the Gartner Customer Strategies and Technologies Summit on June 11-12 in London, UK. The company is a Platinum Sponsor of this event, which focuses on Customer Relationship Management (CRM), and will have a booth showcasing its portfolio of advanced solutions for optimizing customer interactions to enhance business performance.

A NICE expert and customer will deliver presentations offering insights into industry trends, opportunities, and technologies for achieving real-time impact on the engaged customer.

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“An Offer You Can’t Refuse” will discuss the use of interaction analytics to capture the voice of the customer, provide agent guidance, and enhance mobile reach. It will further demonstrate how new insights can be gleaned from real-time customer interactions to discover what drives customer behavior and ultimately corporate objectives. Matthew Storm, Director of Innovation and Solutions at NICE Systems, will present the session on Tuesday, June 12 from 12:30 to 1:00 p.m.

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“Born Again Virgin: Virgin Media” will offer a case study on improving customer experiences through the use of new tools, processes, and people capabilities. The session, led by Director of Quality Service at Virgin Media Karen Ingham, will include how performance can be improved without additional incentive costs. It will take place on Tuesday, June 12 from 9:15 to 10:15 a.m.

“An organization’s customers are its most valuable asset,” said NICE’s Storm. “Therefore, companies need to ensure that the customer journey, which is comprised of many interactions between the organization and the customer, can be easily navigated. To accomplish this, enterprises must be able to identify and act upon the decisive moments of each interaction. By leveraging from each interaction the meaningful, personal, and specific characteristics that drive customer behavior, a business can attain maximum impact and ultimately achieve its corporate objectives, which include increased efficiency, lower costs and higher revenues.”

The Gartner Customer Strategies and Technologies Summit delivers leading-edge insights into the latest customer strategies and technologies, how these strategies and technologies affect customer relationship initiatives, and how to manage the organizational and cultural changes that are required for successful projects. The Summit helps businesses maximize the potential of their CRM initiatives.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Storm, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.